UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12

Notice to Shareholders

Operational Alliance between Bradesco and Tokyo-Mitsubishi UFJ

Banco Bradesco S.A. (BOVESPA: BBDC3, BBDC4; NYSE: BBD and Latibex: XBBDC) informs its shareholders, clients and the general market that on August 18th, 2008 it entered into an operational alliance with The Bank of Tokyo-Mitsubishi UFJ, Ltd.. Within the scope of the alliance, Bram - Bradesco Asset Management S.A. DTVM (BRAM) and Mitsubshi UFJ Asset Management Co. Ltd. (MUAM) will cooperate for the management and distribution of investment funds.

The operational agreement initially provides for the constitution of a fixed income fund in Japan, which will invest its resources in assets in Brazil, intended for Japanese investors of the retail segment. The administration will be carried out by MUAM and its management is under BRAM’s responsibility, which will be the fund advisor.

The alliance will allow Japanese investors to access Brazilian assets by means of the distribution network of Mitsubishi UFJ Financial Group. In order to provide these companies with information about the Brazilian market and about the performance of constituted funds, BRAM will create an assistance structure in Tokyo.

BRAM is a company specializing in fund management. It serves all client segments and markets and manages R$147.3 billion (US$92.5 billion) - Source: ANBID – June/2008.

MUAM is the fund management company of Mitsubishi UFJ Financial Group, one of the world’s largest financial conglomerates, and manages assets for all client segments and markets. It has under its management, in Japan, assets amounting to 7.2 trillion Yens (US$65 billion) - Source: Mitsubishi UFJ Asset Management, Japan – July/2008.

Osasco, SP, August 19th, 2008

Banco Bradesco S.A.

Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19th, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.